Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hawaiian Ola Brewing Corporation
74-5598 Luhia St
Kailua Kona, HI 96740
https://www.olabrewco.com/

Up to $534,998.25 in Class A Common Stock at $2.25
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hawaiian Ola Brewing Corporation
Address: 74-5598 Luhia St, Kailua Kona, HI 96740
State of Incorporation: HI
Date Incorporated: December 22, 2015

Terms:

Equity

Offering Minimum: $9,999.00 | 4,444 shares of Class A Common Stock
Offering Maximum: $534,998.25 | 237,777 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $225.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$250+ | A pint on the house!

Invest $250 and receive an exclusive Ola Brew Pint glass.

$500+ | Ola Brew Swag

Invest $500 and receive an exclusive pint glass and t-shirt.

$1,000+ | 10% off for life!

Invest $1,000 and receive 10% off discount for life at our taproom, hydro flask, and all lower-tier perks.

$2,500+ | 3% Bonus Shares

Invest $2,500 and receive 3% bonus shares and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks

$10,000+ | 8% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks.

The 10% Bonus for StartEngine Shareholders

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

The Company and its Business

Company Overview

Hawaiian Ola Brewing Corporation dba Ola Brew is a community and employee-owned brewery, located in Kailua-Kona, on the beautiful island of Hawaii. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands.

Ola Brew sells its retail products in over 650 retail accounts in Hawaii. These products include Ola IPA, Ma'a Island Lager, Kona Gold, Pineapple Cider Ola Hard Seltzer, Hawaiian Ginger Ola Hard Seltzer, Hawaiian Lemongrass Ola Hard Seltzer, Hawaiian Lemon Lime Ola Hard Seltzer, and Hawaiian Hibiscus Lavender. Ola Brew also sells specialty canned brews in the "Ola Brew Taproom." These specialty brews include all of the above plus Da Hazy Light, A'a IPA Lilikoi Lime Milkshake IPA, Grapefruit Double IPA, Kiawe Ale Kiawe, Vanilla Porter, Russian Imperial Milk Stout, Dragonfruit Lychee Cider, and Tangelo Cider. In addition to the specialty brews, our taproom also offers the following list on draft: Altbier Pa'a Pale Ale, Mo Hazy Hazy Brut, Triple IPA, Strong Ale, Ginger Cider, and White Pineapple Cider.

We originally incorporated Hawaiian Ola Brewing Corporation with a dba "Hawaii Cider Co." with the intention of only brewing ciders. After our team took an in-depth look at the market, we decided to bring beers to market, in addition to craft ciders, therefore creating a more inclusive dba, "Ola Brew". Most recently we've brought hard seltzers to market, Ola Hard Seltzer.

Competitors and Industry

Currently, Ola Brew's focus is on its Ola Hard Seltzer products as it is approximately 75% of the company's overall packaged sales. We have chosen to focus on competitors in the seltzer industry as it relates to our core business. Competitors include Whiteclaw, Truly, and other craft Hard Seltzers.

According to an S&P Global Sales Market Intelligence report, sales of hard seltzer have been trending upward in the last year, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching $4.7B in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold!

Current Stage and Roadmap

We currently brew and package all of our products at our facility in Kailua-Kona that has the capacity to produce 40,000BBLS per year. Our goals are driven by creating a greater demand for locally sourced ingredients which will, in turn, propel growth and circulation of the agricultural economy. By using our business as a force for good, Ola Brew will continue to push our products to new regions all the while purchasing more and more responsibly grown produce from our local farms.

Since our inception, Ola Brew has fueled our creativity in product development from two major areas, the unique ingredients that grow in abundance in Hawaii and serving the wants and needs of our consumers. Organic growth in product development and expansion to new regions is secured by the strength in the consumer demand of Ola Brew.

Ola Brew has 25+ beers, ciders, and hard seltzers in rotation at our taproom depending on fruits and botanicals that are in season. However, over the last year since our Ola Hard Seltzer launch, these newbies in our line-up have stolen the show! Prior to the launch of hard seltzers, our IPA was our highest selling package throughout Hawaii, and now our Organic Ginger Hard Seltzer sells triple the amount with ease. We have just launched our hard seltzers exclusively in Whole Foods Southern, CA, after being the top-selling seltzer in our local Hawaii Whole Foods Markets. Given that these products encourage higher margin and a greater positive impact on Hawaii farmers, we are listening to our market and building on what sells, the beyond beer category.

In 2020 Ola Brew has seen a benefit to focus on building out our packaged product lines. With consumer habits weighing heavily on retail spending rather than on-premise bars and restaurants, we have packaged the majority of our taproom specific products in preparation to sell them in 4pack and 6packs. We recently upgraded our production facility to support increased efficiencies in canning equipment. With this fundraise we can answer the urgent cries from our Continental US consumer base to bring our hard seltzers and more beyond beer products to market and to new regions.

The Team

Officers and Directors

Name: Brett Jacobson

Brett Jacobson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 22, 2015 - Present
  Responsibilities: As Chief Executive Officer, Brett leads the company's vision, operations and strategy.

- **Position:** Director
  Dates of Service: December 22, 2015 - Present
  Responsibilities: Chairman of the Board of Directors.

Name: Josephine Naehalani Breeland

Josephine Naehalani Breeland 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Business Development, Fundraising, Compliance

- **Position:** Director of Marketing and Sales
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Marketing and Sales Strategy, Brand Development

- **Position:** Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Representing Shareholders as a director on the board.

Name: Yvette Miller

Yvette Miller 's current primary role is with Hawaiian Ola Brewing Corporation dba Ola Brew . Yvette Miller currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Provides compliance support to the board of directors and the company.

Other business experience in the past three years:

- **Employer:** PromoCo.
  Title: Accountant,
  Dates of Service: June 01, 2019 - Present
  Responsibilities: Accounting, book-keeping , payroll, tax return prep

Other business experience in the past three years:

- **Employer:** Hawaiian Ola Brewing Corporation dba Ola Brew
  Title: Accountant
  Dates of Service: December 10, 2017 - Present
  Responsibilities: accounting, payroll, tax-prep

Name: Derek Pittman

Derek Pittman 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Facility Management

- **Position:** Director
  Dates of Service: December 05, 2019 - Present
  Responsibilities: Represent the Shareholders, Director on the Board.

Name: John Hays

John Hays's current primary role is with Cox Communicatioins. John Hays currently services 1hr/week at Ola Brew, Full time at Cox Communication hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Director on the Board.

Other business experience in the past three years:

- **Employer:** Cox Communicatioins
  Title: VP of Sales Strategy and Performance
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Sales Strategy and Management

Name: Chris Gayde

Chris Gayde's current primary role is with Ascendiant Capital Markets, LLC. Chris Gayde currently services 1hr/week at Ola Brew, Full time at Primary Job hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: August 10, 2020 - Present
  Responsibilities: Provide insight to Ola Brew Executives with the best interest of Shareholders in mind, Director on the Board.

Other business experience in the past three years:

- **Employer:** Ascendiant Capital Markets, LLC
  Title: Managing Director
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Executive Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hawaiian Ola Brewing Corporation was formed on 12/22/15 and opened our doors 12/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hawaiian Ola Brewing Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hawaiian Ola Brewing Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hawaiian Ola Brewing Corp could harm our reputation and materially negatively impact our financial condition and business.

The alcoholic beverage section is highly competitive.
The alcoholic beverage sector, in which Hawaiian Ola Brewing Corporation operates, is a highly competitive market, where competition risks are significant. To succeed, Hawaiian Ola Brewing Corporation must be able to respond quickly to changes in consumer preferences. For example, Hawaiian Ola Brewing Corporation may have to adjust to an increased consumer emphasis on lower sugar content. Hawaiian Ola Brewing Corporation will work to anticipating market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.
Hawaiian Ola Brewing Corporation, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—

these risks must be managed well to ensure profitability. Hawaiian Ola Brewing Corporation understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.
A source of revenues for Hawaiian Ola Brewing Corporation may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hawaiian Ola Brewing Corporation to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brett Jacobson	1,380,000	Class A Common Stock	19.33
Brett Jacobson	300,000	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 237,777 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 9,700,000 with a total of 4,652,790 outstanding.

Voting Rights

Each holder of Class A Common Stock is entitled to one (1) vote for each share of Class A Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Class B Common Stock

The amount of security authorized is 300,000 with a total of 300,000 outstanding.

Voting Rights

Each holder of Class B Common Stock is entitled to ten (10) votes per share, notice of any shareholders' meetings in accordance with the Bylaws of the Corporation and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Dividend Rights

Holders of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

Upon the liquidation, dissolution, or winding up of the Corporation, or the occurance of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B) of the Corporations Amended and Restated Articles of Incorporation.

Please review Exhibit F of this offering for further details.

Series A Preferred Stock

The amount of security authorized is 4,000,000 with a total of 3,736,933 outstanding.

Voting Rights

Holders of Series A Preferred Stock shall have the same voting rights as the holders of Class A Common Stock. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock could be converted.

Material Rights

Dividend Rights

The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefore, prior and in preferenced to any declaration or payment of any dividend at the rate of $0.02 per share on each outstanding share of Series A Preferred Stock. Please refer to Exhibit F of this offering for further details.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equl to $2.00 er share for each share of Series A Preferred Stock then held by them. Please refer to Exhibit F of this offering for further details.

Conversion Rights

The holders of the Series A Preferred Stock shall have conversion rights as detailed in Exhibit F of this offering.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Build out and launch facility and taproom
  Date: May 01, 2016
  Offering exemption relied upon: Reg. D 504

- **Type of security sold:** Convertible Note
  Final amount sold: $495,000.00
  Use of proceeds: Operating expenses, equipment, marketing, facilities.
  Date: May 01, 2017
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $211,315.00
  Use of proceeds: Expanding taproom, facility, and launching new products.
  Date: June 01, 2018
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note

Final amount sold: $140,906.00
Use of proceeds: Expanding taproom, facility, and launching new products.
Date: May 01, 2019
Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note
  Final amount sold: $2,420,000.00
  Use of proceeds: Expanding taproom, facility, and launching new products.
  Date: May 08, 2019
  Offering exemption relied upon: 506(c)

- Name: Preferred Series A
  Type of security sold: Equity
  Final amount sold: $1,333,000.00
  Number of Securities Sold: 666,500
  Use of proceeds: Expanding Production capacity, Updating Brewery Equipment
  (New canning line, carton-erector) Operating Expenses, Distillery Buildout
  Date: July 18, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

In the food and beverage industry, a company's valuation multiplier is most often defined by a combination of the volume of products sold and year over year growth. In our first two and a half years, our goal has been to increase the share value in the company. In order to support organic growth and saturating Hawaii and launching in the continental US Market, we have invested in additional tanks and more efficient packaging equipment to support. Therefore we have focused our efforts and capital spending on growth rather than immediate profits.

Year ended December 31, 2019 compared to year ended December 31, 2018

Gross Revenue:

Gross revenues increased 138% from $1,493,279 in 2018 to $3,550,667 in 2019, and Cost of Good Sold went from $647,020 in 2018 to $1,868,828 in 2019, causing increase in gross margin from $846,259 in 2018 to $1,681,839 in 2019. The increase in revenues year over year was due to increased demand for our product statewide, and new products launched within the year. Increased expenses were due to growing our staff to support production and marketing expenses.

Cost of Sales:

The cost of sales in 2019 was $1,868,828, an increase of 188% from costs of $647,020 in the fiscal year 2018. This increase in the cost of our sales was due to the added volume of packaged goods/products sold in retail stores and expanding our packaged product lines with more options for consumers and to more locations.

Gross Margins:

2019 gross profit increased by $2,057,388 over 2018 gross profit and gross margins as a percentage of revenues decreased from 56% in 2018 to 47% in 2019. This margin decreased due to the increase in packaged goods sold through a distributor, which otherwise would be seen as an increase in our expenses if we were to vertically integrate distribution through Ola Brew. With this distributor partnership, we have an increased reach to saturate retail sales throughout Hawaii, which is attributed to our overall company sales.

Expenses:

The Company's expenses consist of operating costs and sales and marketing efforts. Expenses in 2019 were $2,807,491 and increased by 66% from 2018, that was $1,689,924. So, comparing our percentage of growth in sales and in expenses, we were able to grow 138% while only increasing our expenses by 66%. This was achieved by increased efficiencies in production and streamlining our marketing and sales efforts.

Historical results and cash flows:

December 31st, 2019 we had $172,706 cash on hand which was increased from 2018 where we had $163,181. The increase was due to better-established operating standards that allow us to produce more products with the same team.

When creating beverages, we are looking at the reality of our products always using locally grown ingredients, therefore work with what grows well and sustainably in our island environment. Given that our rapidly growing seltzer sales are using reasonably priced and responsibly grown ingredients, this always helps with our bottom line and cash flow.

With the installation of a new canning line and carton erector, we see cash flows and operating costs continuing to improve.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Currently, we have $395,274.59 of cash on hand as of August 18th, 2020.

We also have several loans that have not matured:

Ascentium

As of January 22, 2019, the Company received a loan from Ascentium in the amount of $10,751. The loan carries an interest rate of 9.043% and matures after 3 years on January 1, 2022. As of December 31, 2019, the loan has an outstanding balance of $8,086. An amount of $3,865 is classified as current and the remaining portion is classified as non- current.

Bank of Hawaii

As of Jun 2, 2019, the Company received a loan from Bank of Hawaii in the amount of $18,600. The loan carries an interest rate of 8% and matures on September 2023. As of December 31, 2019, the loan has an outstanding balance of $17,160 and accrued interest in the amount of $267. An amount of $6,216 is classified as the current portion while the remaining balance is classified as a non-current portion.

CITI Bank - ABS Loan

As of August 25, 2019, the Company received a loan from Citi Bank – ABS Loan in the amount of $20,000. The loan carries an interest rate of 7.27% and matures on August 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $13,966, including accrued interest of $472. An amount of $4,210 is classified as current while the remaining portion is classified as non-current.

CITI Bank

As of January 1, 2019, the Company received a loan from Citi Bank in the amount of $30,000. The loan carries an interest rate of 11.20% and matures on January 1, 2024. As of December 31, 2019, the loan has an outstanding balance of $20,422, including accrued interest of $2,882. An amount of $4,837 is classified as current while the remaining portion is classified as non-current.

CITI Bank

As of April 25, 2019, the Company received a second loan from Citi Bank in the amount of $24,000. The loan carries an interest rate of 10.22% and matures on April 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $15,170, including accrued interest of $1,537. An amount of $5,041 is classified as current while the remaining portion is classified as non-current.

Navitas Credit Corp

As of February 23, 2018, the Company received a loan from Navitas Credit Corp in the amount of $24,500. The loan doesn't have an interest rate and matures on February 23, 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $2,653 and $12,190 respectively. The loan is classified as a short-term liability.

Pinnacle

As of August 5, 2018, the Company received a loan from Pinnacle in the amount of $149,500. The loan carries an interest rate of 15.04% and matures on August 5, 2023. As of December 31, 2019, and December 31, 2018, the loans have an outstanding balance of $93,370 and $119,838, including accrued interest of $27, 303, and $7,371 respectively. The amounts of $26,467 and $22,791 were classified as current, while the remaining portion was classified as non-current, as of December 31, 2019, and 2018 respectively.

John Hayes

As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

John Hayes

As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of December 31, 2019, the loan has an outstanding balance of $152,000, including accrued interest is $2,000. An amount of $62,000 is classified as the current portion, while the remaining amount is classified as a non-current portion.

Vernon Oi.

During 2018 the Company received a loan from Vernon Toshaki Oi in the amount of $255,000. The loan carries an interest rate of 4% and matures in September 2023. Monthly payment in the amount of $10,000 on this loan will start in May 2021. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $269,988 and $259,788, including accrued interest in the amount of $14,988 and $4,788 respectively. The loan has been classified as non-current.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds raised on this platform will help to excel in the growth of Ola Brew however not critical to our operations. Without this crowdfunding, we have other outlets to raise the necessary capital or slow down growth and focus on break-even.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the company if we want to continue the growth trajectory that we have maintained since our inception and have the potential to continue. If we do not raise the funds from this campaign, the viability of our company will not be tarnished. However, we will adjust our growth strategy to slower and more conventional growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we will adjust our launch schedule of new products to reduce the amount and continue to saturate current markets.

How long will you be able to operate the company if you raise your maximum funding goal?

With the maximum funding goal, we will be able to hit our growth trajectory by pushing marketing and sales efforts in new regions as well as launching new products in current and new regions. With a maximum fundraise we will hit break-even and will choose to raise capital when necessary in order to push extreme growth as we have done in our first two years of growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to raise funds through equity crowdfunding, as that model is baked into the DNA of our company. We want to share our successes with our community of shareholders and can do so by continuing to create and launch new products and growing our footprint nationally.

Indebtedness

- **Creditor:** Citi Bank
  Amount Owed: $13,966.00
  Interest Rate: 7.27%
  Maturity Date: August 25, 2023

As of August 25, 2019, the Company received a loan from Citi Bank – ABS Loan in the amount of $20,000. The loan carries an interest rate of 7.27% and matures on August 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $13,966, including accrued interest of $472. An amount of $4,210 is classified as current while the remainder portion is classified as non-current.

- **Creditor:** Ascentium Capital
  Amount Owed: $8,086.00
  Interest Rate: 9.043%
  Maturity Date: January 01, 2022
  As of January 22, 2019, the Company a received a loan from Ascentium in the amount of $10,751. The loan carries an interest rate of 9.043% and matures after 3 years on January 1, 2022. As of December 31, 2019, the loan has an outstanding balance of $8,086. An amount of $3,865 is classified as current and the remainder portion is classified as non- current.

- **Creditor:** Citi Bank
  Amount Owed: $20,422.00
  Interest Rate: 11.2%
  Maturity Date: January 01, 2024
  As of January 1, 2019, the Company received a loan from Citi Bank in the amount of $30,000. The loan carries an interest rate of 11.20% and matures on January 1, 2024. As of December 31, 2019, the loan has an outstanding balance of $20,422, including accrued interest of $2,882. An amount of $4,837 is classified as current while the remaining portion is classified as non-current.

- **Creditor:** Citi Bank
  Amount Owed: $15,170.00
  Interest Rate: 10.22%
  Maturity Date: April 25, 2023
  As of April 25, 2019, the Company received a second loan from Citi Bank in the amount of $24,000. The loan carries an interest rate of 10.22% and matures on April 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $15,170, including accrued interest of $1,537. An amount of $5,041 is classified as current while the remainder portion is classified as non-current.

- **Creditor:** Navitas Credit Corp
  Amount Owed: $2,653.00
  Interest Rate: 0.0%
  Maturity Date: August 23, 2019
  As of February 23, 2018, the Company received a loan from Navitas Credit Corp in the amount of $24,500. The loan doesn't have interest rate and matures on February 23, 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $2,653 and $12,190 respectively. The loan is classified as a short-term liability.

- **Creditor:** Pinnacle Capital
  Amount Owed: $93,370.00
  Interest Rate: 15.04%
  Maturity Date: August 05, 2023
  As of August 5, 2018, the Company received a loan from Pinnacle in the amount of $149,500. The loan carries an interest rate of 15.04% and matures on August 5, 2023. As of December 31, 2019, and December 31, 2018 the loans have an outstanding balance of $93,370 and $119,838, including accrued interest of $27,303 and $7,371 respectively. The amounts of $26,467 and $22,791 were classified as current, while the remainder portion was classified as noncurrent, as of December 31, 2019 and 2018 respectively.

- **Creditor:** John Hays
  Amount Owed: $135,762.00
  Interest Rate: 15.0%
  Maturity Date: December 31, 2020
  As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

- **Creditor:** John Hays
  Amount Owed: $150,000.00
  Interest Rate: 24.0%
  Maturity Date: November 01, 2020
  As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of December 31, 2019, the loan has an outstanding balance of $152,000, including accrued interest is $2,000. An amount of $62,000 is classified as current portion, while the remainder amount is classified as non-current portion.

- **Creditor:** Bank of Hawaii
  Amount Owed: $17,160.00
  Interest Rate: 8.0%
  Maturity Date: September 01, 2023
  As of Jun 2, 2019, the Company received loan from Bank of Hawaii in the amount of $18,600. The loan carries an interest rate of 8% and matures on September 2023. As of December 31, 2019, the loan has an outstanding balance of $17,160 and accrued interest in the amount of $267. An amount of $6,216 is classified as current portion while the remaining balance is classified as non-current portion

- **Creditor:** Vernon Oi
  Amount Owed: $269,988.00

Interest Rate: 4.0%

Maturity Date: May 01, 2021

During 2018 the Company received a loan from Vernon Toshaki Oi in the amount of $255,000. The loan carries and interest rate of 4% and matures on September 2023. A monthly payment in the amount of $10,000 on this loan will start on May 2021. As of December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $269,988 and $259,788, including accrued interest in the amount of $14,988 and $4,788 respectively. The loan has been classified as non-current.

Related Party Transactions

- **Name of Entity:** Dragononi, Inc.
  Names of 20% owners: The Company and Dragononi, Inc. share certain officers.
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The Company had receivables in the amount of $158,184 and $111,874 due from Dragononi as of December 31, 2019 and December 31, 2018, respectively.
  Material Terms:

- **Name of Entity:** John Hays
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As of June 1, 2019, the Company received a loan from John Hays in the amount of $125,000.
  Material Terms: The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

- **Name of Entity:** John Hays
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As of November 6, 2019, the Company received a second loan from John Hays in the amount of $150,000.
  Material Terms: The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of December 31, 2019, the loan has an outstanding balance of $152,000, including accrued interest is $2,000. An amount of $62,000 is classified as current portion, while the remainder amount is classified as non-current portion.

Valuation

Pre-Money Valuation: $19,500,000.00

Valuation Details:

When either being acquired or selling a portion of their business, craft breweries commonly use a valuation multiplier based on their annual production in barrels of beer/product. What the craft beer industry has seen in 2019 is valuations between $1,000 and $1,500 per barrel. Dogfish Head was acquired by Boston beer company for $300,000,000 when their annual production was about 277,000 barrels giving them a valuation of about $1,100 per barrel. Dogfish head had a YOY growth rate of less than 1% for the prior 2 years of this deal. Ola Brew grew over 130% in 2019. We feel that a fair valuation of $1,500 per barrel is conservative. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  22.16%
  Marketing our expansion to the continental US Market

- *Research & Development*
  32.16%
  Launching new products in Hawaii and throughout the US

- *Facility Expansion*
  42.18%
  Expanding facility capacity to support new markets

If we raise the over allotment amount of $534,998.25, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.16%
  Push a national campaign to market our products.

- *Research & Development*
  32.18%
  We will continue creating products in the beyond beer space that focus on using more and more ingredients grown responsibly in Hawaii

- *Facility Expansion*
  29.16%
  In order to continue growing our brand across the US we need to keep up with production capacities. This means more fermenters and brite tanks!

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.olabrewco.com/ (olabrewco.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ola-brew

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hawaiian Ola Brewing Corporation

[See attached]

HAWAIIAN OLA BREWING CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

                                                                        Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Stockholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hawaiian Ola Brewing Corporation
Captain Cook, Hawaii

We have reviewed the accompanying financial statements of Hawaiian Ola Brewing Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 13, 2020
Los Angeles, California

- 1 -

HAWAIIAN OLA BREWING CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	172,706	$	163,181
Accounts receivable—net		307,991		125,217
Inventories		324,072		153,889
Prepaids and other current assets		182,116		121,229
Total current assets		**986,885**		**563,515**
Property and equipment, net		1,744,069		1,703,831
Other asset		4,254		-
Total assets	**$**	**2,735,208**	**$**	**2,267,347**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts payable	$	449,542	$	27,292
Current portion of notes payable		4,692,361		1,589,910
Other current liabilities		257,538		171,344
Total current liabilities		**5,399,441**		**1,788,546**
Long Term Notes Payable		570,589		2,337,878
Total liabilities		**5,970,030**		**4,126,423**
STOCKHOLDERS' EQUITY				
Common Stock		19,783		12,395
Preferred Stock		100,000		-
Treasury Stock		(46,450)		-
Retained earnings/(Accumulated Deficit)		(3,308,155)		(1,871,472)
Total stockholders' equity		**(3,234,822)**		**(1,859,077)**
Total liabilities and stockholders' equity	**$**	**2,735,208**	**$**	**2,267,347**

See accompanying notes to financial statements.

HAWAIIAN OLA BREWING CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
Net revenue	$	3,550,667	$	1,493,279
Cost of goods sold		1,868,828		647,020
Gross profit		1,681,839		846,259
Operating expenses				
General and administrative		2,613,188		1,556,284
Research and development		-		-
Sales and marketing		194,303		133,640
Total operating expenses		2,807,491		1,689,924
Operating income/(loss)		(1,125,652)		(843,666)
Interest expense		351,548		242,570
Other Loss/(Income)		(38,517)		(250)
Income/(Loss) before provision for income taxes		(1,438,683)		(1,085,986)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(1,438,683)**	**$**	**(1,085,986)**

See accompanying notes to financial statements.

HAWAIIAN OLA BREWING CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Treasury Stock Shares	Treasury Stock Amount	Accumulated Deficit	Total Shareholders' Equity
Balance—December 31, 2017	**4,135,000**	**$ 2,985**	**-**	**$ -**	**-**	**$ -**	**$ (785,486)**	**$ (782,501)**
Issuance of shares	4,777,030	9,410	-	-	-	-	-	**9,410**
Net income/(loss)	-	-	-	-	-	-	(1,085,986)	**(1,085,986)**
Balance—December 31, 2018	**8,912,030**	**$ 12,395**	**-**	**$ -**	**-**	**$ -**	**$ (1,871,472)**	**$ (1,859,077)**
Issuance of shares	5,031,790	7,388	62,500	100,000	-	(46,450)	-	**60,938**
Net income/(loss)	-	-	-	-	-	-	(1,438,683)	**(1,438,683)**
Balance—December 31, 2019	**13,943,820**	**$ 19,783**	**62,500**	**$ 100,000**	**-**	**$ (46,450)**	**$ (3,310,155)**	**$ (3,236,822)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,436,683)	$	(1,085,986)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		514,698		289,954
Amortization of intangibles		-		-
Bad debt expense		15,692		-
Changes in operating assets and liabilities:				
Accounts receivable		(198,467)		(123,287)
Inventory		(170,183)		(67,012)
Other asset		(4,254)		-
Prepaid expenses and other current assets		(60,887)		(49,975)
Accounts payable and accrued expenses		422,250		(13,711)
Other current liabilities		86,194		146,681
Net cash provided/(used) by operating activities		**(831,638)**		**(903,336)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(554,936)		(1,026,523)
Sale of property and equipment		-		279,705
Net cash provided/(used) in investing activities		**(554,936)**		**(746,818)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Notes Payable		1,335,162		1,619,375
Purchase of Treasury Stock		(46,450)		-
Issuance of shares		107,388		9,410
Net cash provided/(used) by financing activities		**1,396,100**		**1,628,786**
Change in cash		9,525		(21,368)
Cash—beginning of year		163,181		184,548
Cash—end of year	$	**172,706**	$	**163,181**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Hawaiian Ola Brewing Corporation was formed on December 22, 2015 in the state of Hawaii. The financial statements of Hawaiian Ola Brewing Corp., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Captain Cook, Hawaii.

Ola Brew is a community and employee-owned brewery, located in Kailua-Kona, on the beautiful island of Hawaii. We serve our community with creative and crafty beers, hard ciders, and hard seltzer using the abundance of fresh ingredients grown by our island farmers. The diversity of our facility and the ingredients available allow us to innovate to our heart's content while creating a flavor that is authentically anchored to the islands.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31,2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Brewery / Warehouse / Kitchen	39 years
Computers / Electronics	5 years
Equipment/Brewery	5 years
Equipment Restaurant	5 years
Furniture and Equipment	7 years
Glassware	5 years
Kegs	5 years
Leasehold Improvements	39 years
Small Furniture and Equipment	7 years
Vehicles	5 years
Wine Barrels	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hawaiian Ola Brewing Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The

Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 21, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Finished Goods	$	73,310	$	36,391
Packaging		148,907		24,128
Raw Materials		95,803		93,370
Other		6,052		
Total Inventories	$	**324,072**	$	**153,889**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets, other current liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Prepaid Expenses and Other Current Assets consist of:				
AR- MISC:AR	$	158,184	$	113,521
Employee Advance		1,000		-
Gift Card Contra Account		418		-
Prepaid Deposits		8,771		7,708
Prepaid Insurnace		13,743		-
Total Prepaids Expenses and Other Current Assets	$	182,116	$	121,229

As of Year Ended December 31,		2019		2018
Other Assets consist of:				
Other assets	$	4,254	$	-
Total Other Assets	$	4,254	$	-

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Accrued Expenses		53,862		-
Accrued Utilites		11,017		540
Accured Payroll		55,674		38,500
Club Members		37,532		26,750
Deposits		46,021		19,246
GE Tax Payable		9,351		8,374
Gift Cards Purchased		12,946		6,434
Payroll Liabilities		31,136		17,901
Other currrent liabilities		-		53,599
Total Other Current Liabilities	$	257,538	$	171,344

5. PROPERTY AND EQUIPMENT

As of December 31, 2019 and 2018, property and equipment consist of:

As of Year Ended December 31,	2019	2018
Brewery / Warehouse / Kitchen	$ 643,800	$ 436,282
Computers / Electronics	12,238	4,849
Equipment Brewery/Warehouse	1,368,222	1,179,072
Equipment Restaurant	48,118	37,084
Furniture and Equipment	50,623	38,991
Glassware	9,531	4,972
Kegs	138,342	111,675
Leasehold Improvements	164,347	156,491
Small Furniture and Equipment	67,170	-
Vehicles	42,970	24,370
WIne Barrels	3,360	-
Property and Equipment, at Cost	**2,548,721**	**1,993,785**
Accumulated depreciation	(804,652)	(289,954)
Property and Equipment, Net	$ **1,744,069**	$ **1,703,831**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $515,344 and $289,954 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue of 10,000,000 shares of Common Stock, no par value. 9,700,000 of which are designated "Class A Common Stock", 300,000 of which are designated "Class B Common Stock".

As of December 31, 2019, and 2018 5,031,790 and 4,777,030 shares of common stock have been issued and are outstanding, including all Class B Common Stock.

Preferred Stock

The company is authorized to issue of 4,000,000 shares of Preferred Stock all of which have been designated Series A Preferred Stock, at no par value.

As of December 31, 2019, 62,500 shares of Preferred Stock have been issued and are outstanding.

7. DEBT

The company holds notes payables and convertible notes from several institutions and investors.

Notes Payable

CITI Bank - ABS Loan

As of August 25, 2019, the Company received a loan from Citi Bank – ABS Loan in the amount of $20,000. The loan carries an interest rate of 7.27% and matures on August 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $13,966, including accrued interest of $472. An amount of $4,210 is classified as current while the remainder portion is classified as non-current.

Ascentium

As of January 22, 2019, the Company a received a loan from Ascentium in the amount of $10,751. The loan carries an interest rate of 9.043% and matures after 3 years on January 1, 2022. As of December 31, 2019, the loan has an outstanding balance of $8,086. An amount of $3,865 is classified as current and the remainder portion is classified as non- current.

CITI Bank

As of January 1, 2019, the Company received a loan from Citi Bank in the amount of $30,000. The loan carries an interest rate of 11.20% and matures on January 1, 2024. As of December 31, 2019, the loan has an outstanding balance of $20,422, including accrued interest of $2,882. An amount of $4,837 is classified as current while the remaining portion is classified as non-current.

CITI Bank

As of April 25, 2019, the Company received a second loan from Citi Bank in the amount of $24,000. The loan carries an interest rate of 10.22% and matures on April 25, 2023. As of December 31, 2019, the loan has an outstanding balance of $15,170, including accrued interest of $1,537. An amount of $5,041 is classified as current while the remainder portion is classified as non-current.

Navitas Credit Corp

As of February 23, 2018, the Company received a loan from Navitas Credit Corp in the amount of $24,500. The loan doesn't have interest rate and matures on February 23, 2019. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $2,653 and $12,190 respectively. The loan is classified as a short-term liability.

Pinnacle

As of August 5, 2018, the Company received a loan from Pinnacle in the amount of $149,500. The loan carries an interest rate of 15.04% and matures on August 5, 2023. As of December 31, 2019, and December 31, 2018 the loans have an outstanding balance of $93,370 and $119,838, including accrued interest of $27, 303 and $7,371 respectively.

The amounts of $26,467 and $22,791 were classified as current, while the remainder portion was classified as non-current, as of December 31, 2019 and 2018 respectively.

Hayes

As of June 1, 2019, the Company received a loan from John Hayes in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,762, including accrued interest in the amount of $10,762. The loan is classified as a short-term liability.

Hayes

As of November 6, 2019, the Company received a second loan from John Hayes in the amount of $150,000. The company is to repay a total amount of $186,000 in 6 equal payments from November 2020- April 2021. The total interest on the loan at maturity is $36,000, resulting in an interest rate of 24%. As of December 31, 2019, the loan has an outstanding balance of $152,000, including accrued interest is $2,000. An amount of $62,000 is classified as current portion, while the remainder amount is classified as non-current portion.

Square

As of October 10, 2018, and September 9, 2019, the Company received two working capital loans from Square in the amount of $70,000 and $97,500 respectively. Both loans mature on February 16, 2020. As of December 31, 2019, and December 31, 2018 the loans have a total outstanding balance of $38,341 and $47,367 respectively. The loan is classified as a short-term liability and was paid off on March 16, 2020.

Bank of Hawaii

As of Jun 2, 2019, the Company received loan from Bank of Hawaii in the amount of $18,600. The loan carries an interest rate of 8% and matures on September 2023. As of December 31, 2019, the loan has an outstanding balance of $17,160 and accrued interest in the amount of $267. An amount of $6,216 is classified as current portion while the remaining balance is classified as non-current portion

Vernon Oi.

During 2018 the Company received a loan from Vernon Toshaki Oi in the amount of $255,000. The loan carries and interest rate of 4% and matures on September 2023. A monthly payment in the amount of $10,000 on this loan will start on May 2021. As of December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $269,988 and $259,788, including accrued interest in the amount of $14,988 and $4,788 respectively. The loan has been classified as non-current.

Convertible Notes

Agorastos C.

As of July 25, 2018, and September 10, 2018, the Company received two loans from Agorastos C. in the amount of $25,000 and $25,000 respectively. Both loans carry an interest rate of 8% and matures on June 04, 2020. As of December 31, 2019, the outstanding balance on the loans is $20,021, including a total accrued interest in the amount of $5,476. The entire balance of the loan is classified as current.

Agoratos L.

As of July 25, 2018, the Company received a loan from Agoratos L. in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $55,732 and $51,475, including accrued interest of $5,732 and $1,732 respectively. The loan is classified as a current.

Alarid M.

As of April 18, 2019, the Company received a loan from Alarid M. in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $52,798, including accrued interest in the amount of $2,465. The loan is classified as current.

Avatar

As of September 15, 2017, the Company received a loan from Avatar in the amount of $100,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $118,327 and $110,327, including accrued interest in the amount of $18,329 and $10,329 respectively. The loan is classified as current.

Bock O.

As of December 26, 2018, the Company received a loan from Bock in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $54,054 and $50,054 including accrued interest in the amount of $4,054 and $54 respectively. The loan is classified as current.

Bowton

As of May 4, 2018, the Company received a loan from Bowton in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $28,309 and $26,309 including accrued interest of $3,309 and $1,309 respectively. The loan is classified as current.

Brill

As of March 13, 2018, the Company received a loan from Matt Brill in the amount of $70,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $80,076 and $74,476 including accrued interest of $10,076 and $4,476 respectively. The loan is classified as current.

Gayde

As of Mart 7, 2019, the Company received a loan from Christopher Gayde in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $53,263, including accrued interest in the amount of $3,263. The loan is classified as current.

Flanery

As of September 25, 2018, and March 28, 2019, the Company received two loans from Pat Flanery in the amount of $25,000 and $5,000 respectively. Both loans carry an interest rate of 8% and matures on June 04, 2020. As of December 31, 2019, and December 31, 2018 the loans have a total outstanding balance of $32,830 and $25,527, including accrued interest in the amount of $2,527 and $527 respectively. The loan is classified as current.

Grewal

As of March 15, 2018, the Company received a loan from Drew Grewal in the amount of $30,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $34,305 and $31,905, including accrued interest of $4,305 and $1,905 respectively. The loan is classified as current.

Hays

As of February 23, 2018, and August 10, 2018, the Company received two loans from John Hays in the amount of $75,000 and $75,000 respectively. Both loans carry an interest rate of 8% and matures on June 04, 2020. As of December 31, 2019, and December 31, 2018 the loans have a total outstanding balance of $169,427 and $157,427, including accrued interest of $8,345 and $2,345 respectively. The loan is classified as current.

Hyman

As of June 7, 2018, and May 3, 2019, the Company received two loans from Mike Hyman in the amount of $200,000 and $40,000 respectively. Both loans carry an interest rate of 8% and mature on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loans has an outstanding balance of $267,120 and $209,008, including accrued interest in the amount of $27,130 and $9,008 respectively. The loan is classified as current and was converted to equity on June 5, 2020.

Impact Assets

As of January 3, 2019, the Company received a loan from Impact Assets in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $53,973, including accrued interest in the amount of $3,973. The loan is classified as current.

Macareno H.

As of May 1, 2019, the Company received a loan from Macareno H. in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $52,662, including accrued interest in the amount of $2,662. The loan is classified as current.

Ostrom G and H

As of May 1, 2019, the Company received a loan from the Ostrom in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $52,662, including accrued interest in the amount of $2,662. The loan is classified as current.

Patapoff

As of October 10, 2018, the Company received a loan from Patapoff in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $27,393 and $25,393, including accrued interest in the amount off $2,393 and $393 respectively. The loan is classified as current.

Patel S.

As of January 1, 2019, the Company received a loan from Patel in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $26,987, including accrued interest of $1,987. The loan is classified as current.

Reade

As of December 31, 2018, the Company received a loan from John Jr. Reade in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $27,003 and $25,000, including accrued interest in the amount of $7,003 and $0 respectively. The loan is classified as current.

Rhee M.

As of May 8, 2019, the Company received a loan from Rhee in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $26,293, including accrued interest of $1,293. The loan is classified as current.

Smith

As of March 29, 2019, the Company received a loan from Kevin and Cynthia Smith in the amount of $25,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loan has an outstanding balance of $26,511, including accrued interest of $1,511. The loan is classified as current.

Sparado M.

As of December 28, 2018, the Company received a loan from Sparado in the amount of $50,000. The loan carries an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, and December 31, 2018, the loan has an outstanding balance of $54,033 and $50,033, including accrued interest in the amount of $4,033 and $33 respectively. The loan is classified as a current.

Weiss

As of January 7, 2019, and April 3, 2019, the Company received two loans from Weiss in the amount of $50,000 and $50,000 respectively. Both loans carry an interest rate of 8% and matures on June 4, 2020. As of December 31, 2019, the loans have a total outstanding balance of $106,892, including accrued interest of $6,892. The loan is classified as a current.

Brill

As of June 1, 2019, the Company received a loan from Brill in the amount of $125,000. The loan carries an interest rate of 15% and matures on December 31, 2020. As of December 31, 2019, the loan has an outstanding balance of $135,556, including accrued interest of $10,556. The loan is classified as current.

We Funder

From 2017 through 2018, the Company received several loans from We Funder investors in the total amount of $700,000. The loans carry an interest rate of 8% and convert to equity on June 4, 2020. As of December 31, 2019, and December 31, 2018 the loans have an outstanding balance of $828,717 and $700,000 including accrued interest in the amount of $132,217 and $69,848 respectively. The loans have been classified as current and were all converted to equity on June 5, 2020.

Vernon Oi

From 2017 through 2018 the Company received several loans from Vernon Toshaki Oi in the aggregate amount of $1,100,000. The notes carry an interest rate of 8% and convert on June 4, 2020. As of December 31, 2019, and December 31, 2018 the loan has an outstanding balance of $1,330,987 and $1,242,987, including accrued interest in the amount of $230,987 and $142,987 respectively. The loan has been classified as current and converted to equity on June 5, 2020.

Vernon Oi

During 2017, the Company received another loan from Vernon Toshaki Oi in the amount of $400,000. The loan carries an interest rate of 15% and converts to equity on June 4, 2020. As of December 31, 2019 and 2018, the loan has an outstanding balance of $400,000 and $400,000, including accrued interest in the amount of $159,520 and $159,520 respectively. The entire principal amount of the loan is classified as current, an amount of $120,000 in accrued interest is classified as current, and the remainder portion of $39,521 is classified as non-current. The entire principal of $400,000 on the loan converted on June 5 ,2020.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (98,236)	$ (344,169)
Valuation Allowance	98,236	344,169
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	$ (786,574)	$ (344,169)
Valuation Allowance	786,574	344,169
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $1,436,683. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9.   RELATED PARTY

The Company and Dragononi share certain officers. The Company had receivables in the amount of $158,184 and $111,874 due from Dragononi as of December 31, 2019 and December 31, 2018, respectively.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases a facility under operating lease arrangements expiring in 2020. The aggregate minimum annual lease payments under operating leases in effect on December 31, 201, are as follows:

As of Year Ended December 31, 2019		
2020	$	57,376
2021		57,376
2022		54,525
2023		53,100
2024		48,675
Thereafter		-
Total future minimum operating lease payments	$	**271,053**

Rent expense for the fiscal years 2019 and 2018 was $185,059 and $119,508, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through July 21, 2020, the date the financial statements were available to be issued.

On June 5, 2020, several convertible notes loans as discussed in Note 7 converted to equity.

The Company intends to begin a Reg CF (crowdfunding) campaign on StartEngine Capital, LLC, a funding portal, to raise $1.07 million.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,436,683, an operating cash flow loss of $831,638 and an accumulated deficit of $3,308,155 as of December 31, 2019. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Ola Brew

World class Hawaii made seltzers



Ola
BREW
LEMON LIME
HIBISCUS
GINGER
LEMONGRASS

Website | Kailua Kona, HI | FOOD & BEVERAGE

$0.00 raised

0 Investors	**$19.5M** Valuation
$2.25 Price per Share	**$225.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$535K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Hawaiian Ola Brewing Corporation (dba Ola Brew) is a brewery with a focus on ethical and growth-oriented sourcing, working every day to help Hawaii farmers increase their demand by ensuring a guaranteed market for their crops. We've successfully grown a brand of over 25 beverages in Hawaii, including beers, hard ciders, and hard seltzers. The growth in consumer demand for hard seltzers has spoken for itself, crushing any projections published over the last two years. That is why our unique hard seltzers have become the flagship product initiating our expansion in the mainland US.



Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Veterans to crowdfunding! Join over 850 investors who have successfully invested in Ola Brew's previous Regulation Crowdfunding offerings!
- Hard Seltzers are the fastest growing beverage category! Invest in one of the first community-funded hard seltzer companies!
- A team of experienced beverage industry leaders and innovators that has

already successfully brewed, marketed and sold beers, hard ciders, and hard seltzers in the Hawaii Market - additionally we've just broken into the Southern CA market.

ʻĀina Inspired and Crafted with Pride!

We're Hawaiian Ola Brewing Corporation (dba Ola Brew), a proud Hawaii brewery putting the community at the forefront of our company. We've already built a successful brewery in Hawaii with our delicious beers, hard ciders, and hard seltzers, seeing over $3.5M in net revenue in 2019. Now we are expanding our products to the mainland US, starting with our newest and hottest product - Ola Hard Seltzers.



$3.5M
2019
net revenue
Ola
BREW
$550K+
Monthly
revenue*
*These refer to monthly sales for December 2019. Sales in September 2019 were $329K.
We launched our hard seltzer's in September 2019 and grew sales to $551K by December 2019.

Our mission is to encourage growth in Hawaii's agricultural economy by purchasing local ingredients and incorporating them into our beverages. By contracting Hawaii based farmers, we are also incentivizing a circular economy and creating more job opportunities within our community. Using ingredients grown in Hawaii has allowed us to optimize and innovate from fruits and botanicals that are truly anchored in true flavors of Hawaii.



DIRECT IMPACT



Ola Brew purchasing fruit from farmers, and utilizing local contractors *(plumbing, electrical, etc.)*

INDIRECT IMPACT

Farmers payout pickers, local contractors payout their employees

INDUCED IMPACT

Employees, farmers, business owners spend their money in their local economy

Our first line of seltzers has already brought our monthly revenue to over $550K by December 2019, 67% growth in sales since its launch in September 2019. With this raise we plan to continue growing our reach in the seltzer market, pushing our products to new regions and to more people who have eagerly been awaiting their arrival to a store near them!

OUR APPROACH

Doing well while doing good

When we look at the market, we see brands without human connections, beverages without a distinct taste, and communities who do not reap the benefits of the businesses that rely on them.



Fruit *per* **Month**

We now source the following per month from our local farmers

400 LBS
PER MONTH
Hawaiian Lemongrass



400LBS
PER MONTH
Hawaiian Limes

Ola
HARD
SELTZER
LEMON LIME

1200LBS
PER MONTH
Hawaiian Lemon

Ola
HARD
SELTZER
HIBISCUS

1000LBS
PER MONTH
Hawaiian Ginger

Ola
HARD
SELTZER
GINGER

We understand the value of a reciprocal partnership between a business and their (our) surrounding community. The more we support our community the more we feel our business supported. All of our ingredients are locally sourced from various segments of the amazing Hawaii-based agricultural economy, that inspires us to produce unique beers, ciders, and hard seltzers.



We combine the abundance of delicious local ingredients with the innovative and creative minds of seasoned beverage entrepreneurs.







Ola
HARD
SELTZER
GINGER

Ola
IPA

It starts with the freshest ingredients

Ola Brew's mission is to encourage growth in Hawaii's agricultural economy by purchasing responsibly-grown local ingredients and incorporating them into our craft beverages.

As we move forward, we want to increase the amount of money we spend on our farmers. We want to make an impact on our beautiful Hawaii community as well as your own fridges - bringing high-quality seltzers to people everywhere. With $326k worth of products purchased from farmers in 2019, we're already seeing the impact we work so hard to create.



Investing *in our* Community

$326K

Goal — $300K

$120K

2018   2019

Goal 2025

100+ Farmers we support

$2M Direct revenue to farmers responsibly growing our ingredients

"This year we sold all of our fruit to Ola Brew, as much as we could harvest and deliver! More than 5000 lbs of lychee to one local buyer. That in itself is miraculous. Our relationship with Ola brew is a symbiotic one. We use their spent barley (their waste) to feed our cattle, creating a

beautiful sustainable system that benefits so many."

- Hawaii Farmer , Priscilla Basque

THE MARKET

The Hard Seltzer market has been bubbling up


Ola
LEMON LIME

Sales of hard seltzer have been trending upward in recent months, with an explosive 2019 that saw sales growth of over 220%, with a forecast reaching $4.7B in sales by 2022. The U.S alone saw 82.5 million cases of hard seltzers sold!

During the same period, beer sales grew less than 1%.

This boom aligns well with recent health-conscious trends, as well as the market's desire for innovation in the alcohol industry. More and more consumers are looking for low sugar, low calorie, and beverages low in alcohol.





_2019_ Hard Seltzer Sales

220% Growth

_2020_ Hard Seltzer Sales

$4.7 Billion

Cases Sold- _U.S._

82.5 Million

OUR TRACTION

Veterans to crowdfunding! Join over 850 investors who have successfully invested in Ola Brew's previous Regulation Crowdfunding offerings!

Since opening our doors on December 15th, 2017 we have closed three separate crowdfunding campaigns, raised as convertible notes, with over 850 investors.

Just 7 months after opening our brewery, we had our flagship IPA in over 300 locations around Hawaii, including Whole Foods, Costco, Safeway, Walmart, Target, Foodlands, and Times. Today, we are sold in over 650 stores across Hawaii with 7 main products — As we are expanding our reach and hitting new regions, our plan is to have 12 total products sold across Hawaii and even in the mainland USA. We truly could not have done it without our community, our farmers, and investors like you!








As we expand to the US, we have secured a contract for an exclusive Whole Foods launch in California that launched on July 1st, 2020. We started with our latest product - Ola Hard Seltzers - which have fluctuated in the top 15 hard seltzers worldwide in the Untappd App.





*This refers to growth in Net Revenue during these time periods.

THE BUSINESS MODEL

Revenue comes from our own distribution, our taproom, and wholesale partners

In 2019 our largest portion of revenue came from our sales to distributors of our packaged goods. This made up about 52% of our revenue. We began with big-box retailers in 2018 in order to access larger distributors and reach more people on the mainland USA.

Outside of retailers, 38% of our revenue comes directly from our taproom, and the remaining 10% of our revenue comes from our draft sales that our team delivers directly to bars and restaurants across Hawaii Island.

Direct Draft Sales

10%



Taproom Sales
38%

2019 Revenue

Distributor Sales
52%

Since the beginning of Ola Brew, we decided that making a positive impact was just as important as growing our brand. We know that quality products start with quality ingredients. That's why every step of the way, we've worked to incorporate local Hawaii farmers and produce them into our products.



HOW WE ARE DIFFERENT

Mission-driven. Environmentally & Community-focused.

By examining how we can help our community, and drive up demand for local farmers, our process is totally unique, and not only helps us bring jobs and growth to our home, but we believe it serves to provide a stronger foundation for our brand.

Additionally, we've worked hard to create a more holistic approach when choosing or flavor profiles, looking first at what grows best in our environment, then perfecting those flavors to appease a more traditional pallet. Our seltzers stray away from the typical citrus, cherry, and berry flavors we all know of, because those ingredients don't grow here in Hawaii.

Our crowdfunded identity further ties us to the principles of accessibility and service to a positive impact on the world.

OUR LEADERSHIP

Beverage industry vets

CEO and Co-Founder Brett Jacobson has worked as a CEO in the beverage space for almost a decade and brings his business acumen and experience to continue to lead Ola Brew to higher and higher levels. Aside from business development opportunities, Brett has a fearless and dynamic approach to overcome the hurdles that Ola Brew has faced in the era of the pandemic. He is a problem solver and trusted by the Ola Brew team and shareholders to always make decisions in the best interest to grow their investment.

President and Co-Founder Naehalani Breeland has been in the beverage industry for 6 years; raised on the island of Molokai and educated in New York City, she has worked in many different environments to foster healthy growth in her communities. In addition to the front-facing areas of Ola Brew, Naeha has been an advocate to grow your investment as well as continuing to push our mission of being community-owned and extending our offering to new regions.



We do things differently







We launched Ola Brew with the idea in mind that we can build a powerful brand alongside a powerful community. We have seen our community support us every step of the way, from our supply chain to investors, to avid customers — which has only inspired us to give back more and do our part for the community.

With an incredible product, team, and support system, we believe we have seen our incredible potential materialize as we grow the Ola Hard Seltzer Brand in the fastest-growing category of the alcohol industry.

With your help, we can continue building out this ethical business model, and bring it to more and more communities who need it.





Ola *is* Life

ENJOY IT

In the Press



























Tribune Herald · West Hawaii Today · Big Island Now.com · Honolulu Magazine · Big Island Now.com · Travel Weekly

Pacific Business News · khon2 · West Hawaii Today · CSRwire · Good Beer Matters · West Hawaii Today

Forbes · thrillist · Honolulu Magazine · The New York Times · CNN Travel · The Manual

SHOW MORE

Meet Our Team









Brett Jacobson

Co-Founder, CEO, Director

Brett thrives as a beverage entrepreneur, leading by example not just in the beverage industry but through it as a steward of the planet. As an active CEO for beverage companies for over 8 years, Brett applies his strong business acumen to continue the growth and business development for Ola Brew to its highest potential.



Naehalani Breeland

Co-Founder, President, Director, Director of Marketing

Raised on the island of Moloka'i, and educated in New York, NY., Naehalani has worked in many different environments to foster healthy growth in her communities. As a veteran in the beverage industry, she creates and executes strategies to cultivate a meaningful and successful brand.





Derek Pittman

Director/Director of Operations

Derek is a loyal and dedicated member of the Ola Team. He began with Ola Brew at its inception as a Sales Manager and has been promoted Mr. Fix It Problem Solver aka Director of Operations.





Yvette Miller

Secretary/Accountant

Yvette Miller has been working as a senior-level accountant and financial controller for over 30 years. At Ola Brew, she has created and executed accounting systems, and overseen compliance.



Jeffrey Dela Cruz

Graphics Design

Jeffrey has designed every package and graphic for Ola Brew since its inception. A true artist, his wide range of skill and attention to detail has allowed Ola Brew to be fearless in our brand messaging.





Zachary Taffany

Executive Assistant

Zachary is an integral part of the Ola team and brings an incredible work ethic. He thrives building efficiencies by executing on high-level communications and needs throughout the team.





Constantin Heitcamp

Chief Science Advisor/Quality Assurance Manager

Constantin has been in the international beverage industries for 15 years, including 4 prestigious degrees (Geisenheim, UC Davis), teaching, and consulting. He is a key contributor to our product development, quality assurance,



Buddy Ah Nee

Head Brewer

Buddy has grown into his position as head brewer at Ola Brew. Born and raised on the Island of Hawaii, it's safe to say he has put in more brewing hours than anyone on the team! Mahalo Buddy!



Matthew Panzarino

Sales Manager

Matt has 13 years of experience in alcohol distribution. His long term relationships with bars and restaurants statewide has been very helpful in our saturation of the Hawaii market, and the development of Ola's on-premise program.



Roberto Saldua

Sales Manager

Roberto Saldua has proven his excellence in the beverage industry with a well-tailored skillset and over 17 years of experience in the Hawaii market. He has increased Ola's retail footprint across the state with confidence and precision.

*and the consistency of our
market releases.*



Mark Wornson

Chef

Mark is a 20 year veteran of the industry, having worked in many different styles of restaurants, and with experience in plenty of different cuisines. He loves cooking with local and sustainable ingredients, as well as pairing food with beer and ciders, and incorporating it into his recipes themselves.





John Hays

Director

John Hays is an executive in the telecom industry focused on growth strategy and leading the Sales Strategy & Performance team. His background is in both consulting and industry across multiple industries including Retail, Grocery, Financial, Government, and CPG.





Chris Gayde

Director

Chris Gayde is a Managing Director at Ascendiant Capital Markets , LLC, an Investment Bank Headquartered in Irvine, CA We assist public and private corporations with sales of their businesses.



Offering Summary

Company : Hawaiian Ola Brewing Corporation

Corporate Address : 74-5598 Luhia St, Kailua Kona, HI 96740

Offering Minimum : $9,999.00

Offering Maximum : $534,998.25

Minimum Investment Amount (per investor) : $225.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 4,444

Maximum Number of Shares Offered : 237,777

Price per Share : $2.25

Pre-Money Valuation : $19,500,000.00

Pre-Money Valuation : $19,500,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Amount-Based:

$250+ | A pint on the house!

Invest $250 and receive an exclusive Ola Brew Pint glass.

$500+ | Ola Brew Swag

Invest $500 and receive an exclusive pint glass and t-shirt.

$1,000+ | 10% off for life!

Invest $1,000 and receive 10% off discount for life at our taproom, hydro flask, and all lower-tier perks.

$2,500+ | 3% Bonus Shares

Invest $2,500 and receive 3% bonus shares and all lower tier perks.

$5,000+ | 5% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks

$10,000+ | 8% Bonus Shares

Invest $5,000 and receive 5% bonus shares and all lower tier perks.

The 10% Bonus for StartEngine Shareholders

Hawaiian Ola Brewing Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

All perks occur when the offering is completed.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Ola Brew to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>VIDEO 1</u>

TEXT: Our mission is to encourage growth in Hawaii's agricultural economy by purchasing local ingredients and incorporating them into our brews.

TEXT: Growing Hawaii's Agricultural Economy. Since opening our brewery in December 2017, we have purchased over $500,000 in produce and botanicals straight from our Hawaii farmers.

TEXT: Planning for the Future. Ola Brew now has the capacity to produce and package over 40,000 barrels per year.

TEXT: Ola Brew in Stores. We have seven products in over 650 retail locations in Hawaii and California. By December 2020 we will have 12 packaged products!

TEXT: Join the Ohana. Invest in Ola Brew.

END

<u>VIDEO 2</u>

VO: Everybody, thank you so so so much for coming celebrating our two years. It's been an incredible two years. It's been so crazy and all of it has to do with you guys supporting us so that we could actually go back and support our community...right, so we have for a long long time starting back about nine years ago, have always had this mission to support the local agriculture right and you guys with these hard seltzers, with these ciders, with the beers. We're actually being able to buy more and more and more fruit and produce from local farmers. So thank you so much.

[Applause]

VO: This year we actually have purchased almost $400 000 from farmers. So our mission is actually working and it's because you guys are drinking our products. So thank you so much.

[Applause]

[Music]

VO: This is your year number two. Don't forget to come back Ola Brew. Every time you're hungry and every time you want to share in a little love.

VO: Brother Blake right here. One more time for Brother Blake.

[Applause]

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



www.BusinessRegistrations.com

FILED 06/01/2020 11:09 AM
Business Registration Division
DEPT. OF COMMERCE AND CONSUMER AFFAIRS
State of Hawaii

FORM DC-5
7/2008

STATE OF HAWAII
DEPARTMENT OF COMMERCE AND CONSUMER AFFAIRS
Business Registration Division
335 Merchant Street
Mailing Address: P.O. Box 40, Honolulu, Hawaii 96810
Phone No. (808) 586-2727



06/03/20202:Sess 10055

AMENDED AND RESTATED ARTICLES OF INCORPORATION

(Section 414-287, Hawaii Revised Statutes)

PLEASE TYPE OR PRINT LEGIBLY IN BLACK INK

The undersigned, duly authorized officers of the corporation submitting these Amended and Restated Articles of Incorporation, certifies as follows:

256941D1

1. The name of the corporation is:
   Hawaiian Ola Brewing Corporation
2. The Amended and Restated Articles of Incorporation adopted is attached.
3. The total number of shares outstanding is: 4,949,700
4. The Amended and Restated Articles of Incorporation was adopted (check one):

☒ at a meeting of the shareholders held on December (Month) 2nd (Day) 2019 (Year)

Class/Series	Total Number of Votes Entitled to be Cast	Number of Votes Cast For Amendment	Number of Votes Cast Against Amendment
Common	4,949,700	3,328,500	0

OR

☐ by written consent dated ________ (Month Day Year) which all of the shareholders signed.

5. If the amendment(s) provides for an exchange, reclassification, or cancellation of issued shares, provisions necessary to effect the exchange, reclassification, or cancellation, if any, have been made.
6. The attached Amended and Restated Articles of Incorporation supersedes the original Articles of Incorporation and all amendments thereto.

The undersigned certifies under the penalties of Section 414-20, Hawaii Revised Statutes, that the undersigned has read the above statements, I/we are authorized to make this change, and that the statements are true and correct.

Signed this 26th day of March 2020

Brett Jacobson, CEO
(Type/Print Name & Title)

(Signature of Officer)

SEE INSTRUCTIONS ON REVERSE SIDE. The articles must be signed by at least one officer of the corporation.



AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
HAWAIIAN OLA BREWING CORPORATION

Pursuant to the Hawaii Business Corporation Act, Hawaii Revised Statutes, Chapter 414, the Articles of Incorporation of this corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of this corporation is Hawaiian Ola Brewing Corporation (the "Corporation").

ARTICLE II

(A) **Classes of Stock.** The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of Common Stock which the Corporation is authorized to issue is ten million (10,000,000) shares, nine million, seven hundred thousand (9,700,000) of which are designated "Class A Common Stock" and three hundred thousand (300,000) of which are designated "Class B Common Stock". The total number of shares of Preferred Stock which the Corporation is authorized to issue is four million (4,000,000) shares.

(B) **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by these Amended and Restated Articles of Incorporation (the "Restated Articles") may be issued from time to time in one or more series. The first series of Preferred Stock shall be designated "Series A Preferred Stock" and shall consist of four million (4,000,000) shares. The rights, preferences, privileges, and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below in this Article II(B).

1. **Dividend Provisions.** The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at the rate of $0.02 per share (as adjusted for stock splits, stock dividends, reclassification and the like) on each outstanding share of Series A Preferred Stock, payable when, as and if declared by the Board of Directors of the Corporation (the "Board of Directors"). Such dividends shall not be cumulative, and no right shall accrue to the holders of the Series A Preferred by reason of the fact that dividends on the Series A Preferred are not declared or paid in any previous fiscal year of the Corporation, whether or not the earnings of the Corporation in that previous fiscal year were sufficient to pay such dividends in whole or in part. After payment of dividends to the holders of the Series A Preferred Stock as set forth above, dividends may be declared and distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose

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the shares of Series A Preferred Stock as if they had been converted to Common Stock pursuant to the terms of the Restated Articles immediately prior to such dividend.

2. **Liquidation.**

(a) **Preference.** In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to $2.00 per share (as adjusted for stock splits, stock dividends, reclassification and the like) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends. If, upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Corporation legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b) **Remaining Assets.** Upon the completion of the distribution required by Section 2(a) above, if assets remain in the Corporation, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation.

(c) **Certain Acquisitions.**

(i) **Deemed Liquidation.** For purposes of this Section 2, any of the following transactions (each, a "Liquidation Transaction") shall be deemed a liquidation of the Corporation under Section 2(a): (A) the closing of the sale, transfer or other disposition of all or substantially all of this corporation's assets, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), or (D) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Transaction if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a financing transaction shall not be deemed a Liquidation Transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Transaction may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) **Valuation of Consideration.** In the event of a deemed liquidation as described in Section 2(c)(i) above, if the consideration received by the Corporation

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is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A)   Securities not subject to investment letter or other similar restrictions on free marketability:

(1)   If traded on a securities exchange or The Nasdaq Stock Market ("Nasdaq"), the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

(2)   If actively traded over-the-counter, the value shall be based on the formula specified in the definitive agreements for the Liquidation Transaction (provided that such definitive agreements shall be approved by the Board of Directors and the shareholders of the Corporation to the extent required by the Hawaii Revised Statutes) or, if no such formula exists, then the value of such securities shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

(3)   If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(B)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(c)(ii)(A) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(iii)   **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Series A Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the shareholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein or sooner than 10 days after the Corporation has given notice of any material changes provided for herein. Notwithstanding the other provisions of these Restated Articles, all notice periods or requirements in these Restated Articles may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the Series A Preferred Stock that are entitled to such notice rights.

(iv) **Effect of Noncompliance.** In the event the requirements of this Section 2(c) are not complied with, the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until the requirements of this Section 2 have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Series A Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to the date of the first notice referred to in Section 2(c)(iii).

3. **Redemption.** The Preferred Stock is not redeemable.

4. **Conversion.** The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) **Right to Convert.** Subject to Section 4(c), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing $2.00 by the Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share of Series A Preferred Stock shall be $2.00. Such initial Conversion Price shall be subject to adjustment as set forth in Section 4(d).

(b) **Automatic Conversion.** Each share of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock at the Conversion Price at the time in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), immediately prior to the closing of a firm commitment underwritten initial public offering ("IPO") of shares of Common Stock of the Corporation for a total offering of not less than $20,000,000 and at a per share initial public offering price of at least two times (2X) the initial Conversion Price per share of Series A Preferred Stock (as adjusted) or (ii) should the Corporation become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and have its common stock listed or quoted on any United States exchange or the OTC market without having effected an IPO, the closing of the sale of shares of Common Stock of the Corporation in a public and/or private transaction, with aggregate gross proceeds of not less than $20,000,000 and at a per share offering price of at least two times (2X) the initial Conversion Price per share of the Series A Preferred Stock (as adjusted).

(c) **Mechanics of Conversion.** Before any holder of Series A Preferred Stock shall be entitled to convert such Series A Preferred Stock into shares of Class A Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed (or a reasonably acceptable affidavit and indemnity undertaking in the case of a lost, stolen or destroyed certificate), at the office of the Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid and a certificate for the

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remaining number of shares of Series A Preferred Stock if less than all of the Series A Preferred Stock evidenced by the certificate were surrendered. Such conversion shall be deemed to have been made immediately prior to the close of business on (i) the date of such surrender of the shares of Preferred Stock to be converted or (ii) if applicable, the date of automatic conversion specified in Section 4(b) above, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of public Class A Common Stock as of such date. If the conversion is in connection with an underwritten public offering of securities registered pursuant to the Securities Act the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event any persons entitled to receive Class A Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(d)   **Other Distributions.**   In the event the Corporation shall declare a distribution (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(e)   **Recapitalizations.**   If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2 of this Article II(B)) provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f)   **No Fractional Shares and Certificate as to Adjustments.**   No fractional shares shall be issued upon the conversion of any share or shares of the Series A Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.

(g) **Notices of Record Date.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(h) **Reservation of Stock Issuable Upon Conversion.** The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Series A Preferred Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to these Restated Articles.

(i) **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock (i) shall be deemed given if delivered personally, sent via internationally recognized overnight courier service, via facsimile or deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation and (ii) may be waived by the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

5. **Voting Rights.** Except as expressly provided by these Restated Articles or as provided by law, the holders of Series A Preferred Stock shall have the same voting rights as the holders of Class A Common Stock and shall be entitled to notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and the holders of Common Stock and the Series A Preferred Stock shall vote together as a single class on all matters. Each holder of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of Series A Preferred Stock could be converted. Fractional votes shall not, however, be permitted, and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

6. **Status of Converted Stock.** In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation.

(C) **Common Stock.** The rights, preferences, privileges, and restrictions granted to and imposed on the Common Stock are as set forth below in this Article II(C).

1. **General Rights.** Except as otherwise provided in these Restated Articles of Incorporation or required by applicable law, shares of Common Stock (whether Class A or Class B) shall have the same rights and powers, rank equally (including as to dividends and distributions, and any liquidation, dissolution or winding up of the corporation but excluding voting as described in Section (C)2 below), share ratably and be identical in all respects as to all matters, including:

(a) **Dividend Rights.** Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

(b) **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2 of Article II(B).

(c) **Redemption.** The Common Stock is not redeemable.

2. **Voting Rights.**

(a) **Class A Common Stock.** Each holder of Class A Common Stock is entitled to (i) one (1) vote for each share of Class A Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(b) **Class B Common Stock.** Each holder of Class B Common Stock is entitled to (i) ten (10) votes for each share of Class B Common Stock held at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken or any written consent of shareholders is solicited, (ii) notice of any shareholders' meeting in accordance with the Bylaws of the Corporation, and (iii) the right to vote upon such matters and in such manner as may be provided by law.

(c) **General.** Except as otherwise expressly provided herein or as required by law, the holders of the Class A Common Stock and the Class B Common Stock will vote together and not as separate series or classes.

ARTICLE III

The personal liability of the Board of Directors for monetary damages shall be eliminated to the fullest extent permissible under Hawaii law, including, without limitation, to the fullest extent permissible under Section 414-222 of the Hawaii revised Statutes, as amended from time to time. No repeal or amendment of this Article III directly or by adoption of an inconsistent provision of these

Restated Articles will be effective with respect to the liability of a director for acts or omissions occurring prior to such repeal or amendment.

ARTICLE IV

The mailing address of the corporation's principal office is 74-5598 LUHIA STREET KAILUA-KONA, HAWAII 96740.

ARTICLE V

The corporation shall have and continuously maintain in the State of Hawaii a registered agent who shall have a business address in this State. The agent may be an individual who resides in this State, a domestic entity or a foreign entity authorized to transact business in this State.

The name of the corporation's registered agent in the State of Hawaii is CORPORATION SERVICE COMPANY. The street address of the place of business of the person in the State of Hawaii to which service of process and other notice and documents being served on or sent to the entity represented by it may be delivered to is 1003 BISHOP STREET, SUITE 1600 PAUAHI TOWER, HONOLULU, HAWAII 96813.

ARTICLE VI

The name and address of the corporation's incorporator are: BRETT JACOBSON, 89-1368 MAMALAHOA HWY, CAPTAIN COOK, HAWAII 96704.